Concordia Healthcare Announces First Quarter 2016 Results and Acquisition of Four Products with Global Rights

-	First quarter 2016 revenue of $228.5 million, an increase of 19 per cent over the fourth quarter of 2015 and 570 per cent over the first quarter in 2015

-	First quarter 2016 adjusted EBITDA[1] of $140.8 million, an increase of 17 per cent over the fourth quarter of 2015 and 631 per cent over the first quarter in 2015

-	Subsequent to quarter end, entered into an agreement to acquire four products that add to the Company’s diverse product mix

-	Concordia International segment launched 10 new products since October 21, 2015; the Company remains on track to meet its target of 60 plus launches in the next three years

-	Reaffirms 2016 guidance[2] of $1,020 million to $1,060 million in revenue and adjusted EBITDA of $610 million to $640 million

OAKVILLE, ON – May 13, 2016 – Concordia Healthcare Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs, today announced its financial and operational results for the three months ended March 31, 2016. All financial references are in U.S. dollars unless otherwise noted.
“Concordia’s first quarter consolidated and division results demonstrate the growing strength and diversity of our business,” said Mark Thompson, Founder, Chairman and Chief Executive Officer of Concordia. “Our North America segment performed in-line with our expectations, while our Concordia International segment continued to deliver strong results. We are also excited about the acquisition of the four new products, which further diversifies our product portfolio. We intend to continue to acquire products where the multiples present attractive opportunities. Finally, the launch of 10 new products is evidence of our commitment to our pipeline and future growth.”
First Quarter 2016 Highlights

-	Reported Concordia North America segment revenue of $85.9 million compared to $74.2 million in the fourth quarter of 2015.

-	Reported Concordia International segment revenue of $139.9 million compared to $115.7 million in the fourth quarter of 2015.

-	Since October 21, 2015, launched 10 products across the U.K., Scandinavia and Australia.

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On May 9, 2016, Concordia’s board of directors approved a $0.075 dividend per common share payable on July 29, 2016 to shareholders of record on July 15, 2016. All future quarterly dividends will be subject to quarterly financial review and board approval.

Financial Results

(in $000s, from continuing operations)	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Revenue	$228,535	$34,113
Gross profit	$159,852	$30,284
Adjusted gross profit[1]	$178,495	$30,284
Operating income	$59,918	$9,805
Net income (loss), continuing operations	($4,801)	$3,786
Earnings (loss) per share, continuing operations - basic	($0.090)	$0.13
Earnings (loss) per share, continuing operations - diluted	($0.090)	$0.12
Adjusted earnings per share[1], continuing operations – diluted	$1.35	$0.54
EBITDA[1]	$108,952	$17,840
Adjusted EBITDA[1]	$140,848	$19,266
Cash and cash equivalents	$178,516	$32,639

The Company also announced today that subsequent to quarter end, it entered into an agreement to acquire the global rights to four generic products, for the treatment of anemia, depression and urticaria, for a £21 million initial payment and up to £7 million in subsequent earn-out payments that would be payable in the first quarter of 2017 if certain performance and supply targets are achieved. The Company paid a revenue multiple of 2.6 times for this acquisition. The transaction is expected to close on or about May 31, 2016. The Company intends to pay for the acquisition with cash on hand.

Consolidated Operating Results

The Company’s consolidated operating results are generated by three operating segments: Concordia’s North America segment, International segment and Orphan Drugs segment.

Revenue of $228.5 million for the first quarter of 2016 increased by $194.4 million or 570 per cent compared to the corresponding period in 2015. The increase was primarily due to $139.9 million of revenue from the Concordia International segment acquired on October 21, 2015 and $56.8 million from the Covis portfolio of products acquired on April 21, 2015, both of which are not included in the comparative period.

Gross profit for the first quarter of 2016 increased by $130 million, or 428% compared to the corresponding period in 2015. Total gross profit includes $74.6 million from the Concordia North America segment, $83.2 million from the Concordia International segment and $2.0 million from the Orphan Drugs segment. The increase was primarily due to the acquisition of AMCo and the acquisition of the Covis portfolio of products during 2015. Gross profit is impacted by an inventory fair value adjustment of $18.6 million related to the acquisition of AMCo. Adjusted gross profit for the first quarter of 2016, which represents gross profit removing the impact of the fair value adjustment as described above, increased by $148.2 million, or 489% compared to the corresponding period in 2015.

Operating income for the first quarter of 2016 compared to the corresponding period in 2015 increased by $50.1 million or 511 per cent to $59.9 million primarily due to increased gross profit from the Concordia International segment and the Covis product portfolio, partially offset by the increased operating expenses reflecting the increased size and scale of the Company’s business.

The net loss of $4.8 million from continuing operations for the first quarter of 2016 and EPS loss of $0.09 per share is after deducting increased amortization expense, higher interest and accretion expenses associated with intangible assets and related financing for the business combinations in 2015.

Adjusted EBITDA for the quarter of $140.8 million was $121.6 million or 631 per cent higher than the same quarter in 2015. Contribution of adjusted EBITDA by segment was $65.4 million from Concordia North America, $82.2 million from Concordia International, offset by losses of $0.6 million from Orphan Drugs. In addition the Company incurred $6.2 million of costs related to the Corporate Head Office which reduced adjusted EBITDA.

As at March 31, 2016, the Company had cash of $178.5 million and had up to $200 million available, subject to compliance with certain debt incurrence covenants, from an undrawn, secured revolving credit facility.

As at March 31, 2016 and May 12, 2016, the Company had, respectively, 51,015,872 and 51,016,543 common shares issued and outstanding.

Concordia North America

Formerly the Legacy Pharmaceuticals Division, the Concordia North America segment has a diversified portfolio of brand products and authorized generic contracts that focus primarily on the United States pharmaceutical market.

Revenue of $85.9 million for the first quarter of 2016 increased by $54.9 million or 177 per cent compared to the corresponding period in 2015, primarily due to $56.8 million of revenue related to products and authorized generic contracts acquired from Covis on April 21, 2015. The increase is partially offset by the impact of the discontinuation of royalty revenue related sales of generic Kapvay® effective June 2015.

Cost of sales of $11.3 million for the first quarter of 2016 increased by $7.9 million, or 235 per cent compared to the corresponding period in 2015, primarily due to costs associated with revenue related to the acquisition of the Covis portfolio of products acquired on April 21, 2015.

Gross profit of $74.6 million for the first quarter of 2016 increased by $47.0 million or 170 per cent compared to the corresponding period in 2015, primarily due to additional gross profit from the Covis product portfolio acquired on April 21, 2015, offset by higher Medicaid claims quarter over quarter and the impact of the lower royalty revenue as described above.

Gross profit per cent for the first quarter of 2016 decreased by 2 per cent to 87 per cent compared to same period in 2015. The decrease was due to the mixed impact attributed to stronger performance in lower margin authorized generics and customer mix on branded sales with higher rebates and therefore lower margins.

Concordia International

Concordia International consists of the AMCo business acquired on October 21, 2015. This division includes a diversified portfolio of more than 190 molecules and 345 branded and generic products which are sold to wholesalers, hospitals and pharmacies in more than 100 countries. Concordia International focuses on the development, acquisition and licensing of off-patent prescription medicines, which may be niche, hard-to-make products.

Concordia International’s financial results for the first quarter ended March 31, 2016, including revenue of $139.9 million, are based on 91 days of performance at an average foreign exchange rate of 1.4321 GBP/USD.

Concordia International’s fourth quarter financial results, including revenue of $115.7 million, were based on 72 days of performance (due to the closing of the AMCo acquisition on October 21, 2015) at an average foreign exchange rate of 1.5042 GBP/USD.

Cost of sales for the first quarter of 2016 was $56.7 million compared to $57.9 million in the fourth quarter of 2015. Adjusted gross profit was $101.9 million for the first quarter of 2016 compared to $81.0 million in the fourth quarter of 2015. Adjusted gross profit margin was 73 per cent for the first quarter of 2016 compared to 70 per cent in the fourth quarter of 2015.

Concordia acquired AMCo during October 2015 and therefore no results were reported in the comparative period in the prior year.

Orphan Drugs

Concordia’s Orphan Drug segment primarily consists of Photofrin®, which Concordia sells as a treatment for non-small cell lung cancer, Barrett’s esophagus and esophageal cancer in the U.S. and additional indications globally. The Company is also advancing Photofrin® through a Phase 3 clinical trial to evaluate the product’s safety and efficacy as a potential treatment for cholangiocarcinoma. Cholangiocarcinoma, or bile duct cancer, is a rare disease affecting approximately 2,000-3,000 patients annually in the United States.

Revenue for the first quarter of 2016 declined to $2.7 million primarily due to a reduction in distribution revenue in Europe from Ethyol® included in the first quarter of 2015, which is no longer distributed by the Company.

Cost of sales for the first quarter of 2016 increased to $0.7 million due to increased quality assurance stability and validation testing costs incurred in the current quarter.

Guidance for 20162

For fiscal 2016, Concordia reaffirms guidance, on a constant currency basis2, as follows:

▪	Revenues of $1,020 million to $1,060 million. Greater than 60 per cent of revenues to be generated outside the United States.

▪	Adjusted EBITDA[1] of $610 million to $640 million.

▪	Adjusted net income[1] of $330 million to $355 million; adjusted EPS[1,3] of $6.29 to $6.77.

▪	Year-end Net Debt/EBITDA[1] of approximately 5.5x.

As previously announced, 2016 guidance assumes that the gross profit targets for the £144 million earn-out payment to the sellers of AMCo will be fully met.
Conference Call Notification
The Company will hold a conference call on Friday, May 13, 2016, at 8:30 a.m. ET hosted by Mr. Mark Thompson, Chairman and Chief Executive Officer and other senior management. A question-and-answer session will follow the corporate update.

CONFERENCE CALL DETAILS
DATE:	Friday, May 13, 2016
TIME:	8:30 a.m. ET
DIAL-IN NUMBER:	(647) 427-7450 or (888) 231-8191
TAPED REPLAY:	(416) 849-0833 or (855) 859-2056
REFERENCE NUMBER:	87616030
This call is being webcast and can be accessed by going to:
http://event.on24.com/r.htm?e=1170016&s=1&k=3019E628A6036D03215C49198D2D737F
An archived replay of the webcast will be available by clicking the link above.
About Concordia
Concordia is a diverse, international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs. The Company has an international footprint with sales in more than 100 countries, and has a diversified portfolio of more than 200 established off-patent molecules. Concordia also markets orphan drugs through its Orphan Drug segment, currently consisting of Photofrin® for the treatment of certain rare forms of cancer, which is currently undergoing testing for potential new indications.
Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.
Non-IFRS Measures
This press release makes reference to certain measures that are not recognized measures under International Financial Reporting Standards (“IFRS”). These non-IFRS measures do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company’s financial information reported under IFRS. Management uses non-IFRS measures such as EBITDA, adjusted

EBITDA, adjusted gross profit, adjusted net income and adjusted earnings per share to provide a supplemental measure of operating performance and thus highlight trends in the core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements. Readers are cautioned that the non-IFRS measures contained herein may not be appropriate for any other purpose.
As used herein, adjusted earnings per share is defined as adjusted net income divided by the weighted average number of fully diluted shares outstanding. Adjusted net income is defined as net income (loss) adjusted for certain charges including costs associated with acquisitions, restructuring, and other related costs, initial exchange listing expenses on the NASDAQ, non-operating gains/losses, integration costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, change in fair value of purchase consideration, impairment loss, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets, unrealized gains / losses related to foreign exchange, non-cash accretion expense and the tax impact of the above items. Management believes Adjusted EPS is an important measure of operating performance and cash flow, and provides useful information to investors.
EBITDA is defined as net income / (loss) adjusted for net interest and accretion expense, income tax expense, depreciation and amortization. Management uses EBITDA to assess the Company’s operating performance.
Adjusted EBITDA is defined as EBITDA adjusted for certain charges including costs associated with acquisitions, restructuring, and other related costs, initial exchange listing expenses on the NASDAQ, non-operating gains/losses, integration costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, change in fair value of purchase consideration, impairment loss, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets and unrealized gains / losses related to foreign exchange. Management uses Adjusted EBITDA as the key metric in assessing business performance when comparing actual results to budgets and forecasts. Management believes Adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the underlying business that may not otherwise be apparent when relying solely on IFRS measures.

As used herein, adjusted gross profit is defined as gross profit adjusted for non-cash fair value increases to cost of acquired inventory from a business combination. Under IFRS, acquired inventory is required to be written-up to fair value at the date of acquisition. As this inventory is sold the fair value adjustment represents a non-cash cost of sale amount that has been excluded in adjusted gross profit in order to normalize gross profit for this non-cash component.
The table below sets forth the reconciliation of net income (loss) to EBITDA and to adjusted EBITDA for the quarters ended March 31, 2016 and 2015:

For the quarters ended ($000’s)	March 31, 2016	March 31, 2015
Net income (loss) from continuing operations	(4,801)	3,786
Interest and accretion	68,341	8,478
Income tax (recovery) expense	(1,613)	499
Depreciation	430	42
Amortization of intangible assets	46,595	5,035
EBITDA from continuing operations	108,952	17,840
Fair value adjustment to acquired inventory	18,643	-
Acquisition related, restructuring and other	3,548	2,854
Share-based compensation	8,357	897
Change in fair value of purchase consideration	3,357	633
Foreign exchange gain	(2,009)	(409)
Unrealized gain on foreign exchange forward contract	-	(2,549)
Adjusted EBITDA from continuing operations	140,848	19,266

The table below sets forth the reconciliation of net income (loss) to adjusted net income and adjusted earnings per share for the quarters ended March 31, 2016 and March 31, 2015:

For the quarters ended ($000s, except for share amounts)	March 31, 2016	March 31, 2015
Weighted average number of fully diluted shares	51,762,381	30,584,951
Net income (loss) from continuing operations	(4,801)	3,786
Adjustments:
Fair value adjustment to acquired inventory	18,643	-
Share-based compensation	8,357	897
Exchange listing costs	-	-
Acquisition related, restructuring and other	3,548	2,854
Depreciation	430	42
Amortization of intangible assets	46,595	5,035
Change in fair value of purchase consideration	3,357	633
Foreign exchange gain	(2,009)	(2,958)
Interest accretion	7,571	5,815
Tax adjustments[4]	(11,595)	460
Adjusted net income, continuing operations	70,096	16,564
Adjusted earnings per share, continuing operations	1.35	0.54

Notice regarding future-oriented financial information:
To the extent any forward-looking statements or forward-looking information in this press release constitutes future-oriented financial information or financial outlooks within the meaning of securities laws, such information is being provided to demonstrate the potential benefits of the acquisition described herein and the financial performance of Concordia and readers are cautioned that this information may not be appropriate for any other purpose and that they should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking statements and forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out below under “Notice regarding forward-looking statements”.
Notice regarding forward-looking statements:
This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, statements with respect to the acquisition and the completion and timing thereof, the impact of the acquisition on Concordia’s financial performance, the ability of acquired products to assist the Company with diversifying its asset base, Concordia’s intention to continue to acquire assets, the guidance contained herein (including, without limitation, with respect to revenue, Net/Debt EBITDA, adjusted EBITDA, adjusted net income and adjusted earnings per share), interest rates, the growth of Concordia and the rate of revenue growth, the sources of revenue growth, expected revenue from U.S. government payors, organic growth and the sources thereof, rate of organic revenue growth, the stability of Concordia’s business (including, without limitation, with respect to its business in certain jurisdictions), the diversification of the Company’s geographic base, product lines and/or sales channels, Concordia’s ability to expand globally, the number of product launches over the next three years, the intention to launch products, success of product launches, Concordia’s international pipeline of products, Concordia’s revenue by geography, expected debt levels and leverage, free cash flows and the ability to pay down debt, expected sources of funds (including expected levels of cash on hand and the ability to draw on the Company’s revolving facility), future growth of the Company (including, without limitation, the Company’s expansion globally), the ability to pay certain earn-out obligations of Concordia, the ability to use the Company’s expected cash flow to pay certain future obligations (including, without limitation, earn-out and debt obligations), success of product launches, concentration of Concordia’s business, including, without limitation, revenue from U.S. government reimbursement, cash on hand after satisfying obligations during 2016, the impact of the acquisition of pharmaceutical products on Concordia’s financial performance (including with respect to revenue, margins and cash flows), the performance of Concordia’s products and segments, the ability to integrate new products and companies into Concordia’s existing infrastructure, the revenue-generating capabilities and/or potential of Concordia’s assets, Concordia’s financial strength, the ability of Concordia’s products and/or business divisions to generate a stable revenue stream for the development of products and/or acquisition opportunities, the continued and/or expected profitability of Concordia’s products and/or services, the sales and/or demand for Concordia’s products, the payment of dividends in respect of Concordia’s common shares, the expansion into new indications for Concordia’s existing and/or future products, , in-licensing additional products, Concordia’s ability to evaluate growth opportunities on a global scale (and the availability of such opportunities), the ability to expand existing sales of Concordia’s products in certain markets, market opportunities for Concordia’s products, Concordia’s ability to provide patients with safe and efficacious medicines, the safety and efficacy of Concordia’s products, Concordia’s products being niche, hard-to-make products, the ability to obtain necessary approvals, the approval and development of Photofrin® as a new treatment for certain forms of cancer, the ability of Photofrin® to combat certain forms of cancer, enrollment of patients into clinical trials, the outcomes and success of clinical trials, the adoption of Photofrin® in certain geographic regions and other factors. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to Concordia’s securities, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn out obligations), risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia’s products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches (including the proposed acquisition and product launches described herein), risks associated with the integration of assets and businesses into Concordia’s business (including in respect of the proposed acquisition described herein), product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the fact that historical and projected financial information may not be representative of Concordia’s future results (including in respect of the guidance and the proposed acquisition described herein), the failure to obtain regulatory approvals (including, without limitation, with respect to Photofrin® as a new treatment for certain forms of cancer), economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products (including the proposed acquisition and product launches described herein), the inability to complete acquisitions (including the proposed acquisition described herein), risks regarding clinical trials and/or patient enrollment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia’s niche, hard-to-make products), general economic and stock market conditions, risks associated with the acquisition described herein, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia.  Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.
1Management uses non-IFRS measures such as EBITDA, adjusted EBITDA, adjusted net income, adjusted gross profit, net debt/EBITDA and adjusted earnings per share to provide a supplemental measure of operating performance. Please refer to the “Non-IFRS Measures” section of this press release for further information.

2 On a constant currency basis, based on an exchange rate of 1.53 GBP/USD as at October 25, 2015.
3Based on a fully diluted share count of 52.4 million as at October 23, 2015.
4 The Company has included in tax adjustments: (i) the current and deferred income taxes presented in the consolidated statements of income (loss) to the extent that these relate to adjustments made to net income (loss) from continuing operations; and (ii) income taxes for the period resulting from non-recurring, non-cash items. The income taxes presented in the consolidated statements of income (loss), after including the tax adjustments, represents the Company’s estimate of the income taxes in respect of adjusted net income.

For more information please contact:
Adam Peeler
Concordia Healthcare Corp.
905-842-5150 x 240
apeeler@concordiarx.com